Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, New York 10019

September 26, 2013

Via EDGAR

Ms. Katherine W. Hsu
Office Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549-3628

Re:   Structured Products Corp.
         Registration Statement on Form S-3
         Filed June 3, 2013
         File no. 333-189068

Dear Ms. Hsu:

This letter responds to comments of the Securities and Exchange Commission staff (the “Staff”) contained in your letter, dated August 27, 2013 (the “Comment Letter”), regarding the above referenced Form S-3 (the “Form S-3”).  In the text that follows, each comment expressed by the Staff in the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter.  Each comment is followed by a response made on behalf of Structured Products Corp. (the “Registrant”).

Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”), dated September 26, 2013, marked to show all changes to Amendment No. 1 of the Registration Statement as filed on August 12, 2013.   [Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 2.]

Registration Statement on Form S-3

Summary Questions and Answers about Certificates, page 4

Under what circumstances will holders of the Certificates receive less … page 6

Comment 1:	We note your response to comment 7 and 14. Under “Early Termination of Trust and Redemption of the Certificates” on page 11 it states “to the extent redemption proceeds are available for distribution in accordance with the priority of payments described herein…” This statement gives the impression that investors may suffer losses as a result of an early redemption or other similar event. Please revise to clarify or advise.

Ms. Katherine W. Hsu
September 26, 2013

Response:	The principal amount of the Certificates will be sized such that a redemption of the underlying securities will result in sufficient funds to pay Certificateholders their principal amount plus accrued interest thereon. The language in the prospectus supplement concerning the availability of funds and the priority of payments was included simply because the Certificates are only entitled to distributions from funds received by the trust. Nevertheless, given that the language is raising questions, we have deleted the language.

Call Warrants; Exercise of Warrants; Redemption of the Certificates, page 12

Comment 2:	We note your response to comment 3 of our letter dated June 27, 2013. We also note your statement that “[o]n any Business Day on or after [__________] [___], 20[__], the Warrantholders will have the right to purchase, in whole or in part, the Underlying Securities from the Trust.” Given this statement, please explain how the call warrants are consistent with the restrictions on redeemability and active management in Rule 3a-7 under the Investment Company Act of 1940, specifically where the call warrants are not tied to a particular asset and the call rights could permit the trust/trustee to choose which assets will be delivered in satisfaction of the call and where the call warrants could be exercised without limitation after a stated date.

Response:
The Call Warrants will not be exercisable until at least three years after the establishment of the trust.  Warrants with similar lockout periods have been issued in repackaging vehicles for many years, and have not been considered to constitute redeemable securities under Rule 3a-7, as the lockout period constitutes a substantial restriction on the exercise of the call warrants.  In addition, most trusts to be established pursuant to the Registration Statement are expected to hold only a single asset, thus an exercise of the call warrant will not result in picking or choosing of assets to be delivered upon exercise and, instead, the trust will simply downsize.  If a trust holds multiple assets, then the trust agreement will provide that assets will be delivered on a pro rata basis so that again there will be no picking or choosing of assets to be delivered upon exercise and, instead, the trust will simply downsize.  Given the nature of the call warrants (which simply make the Certificates subject to optional redemption) and that the trust will merely downsize upon an exercise of the call warrants, the warrants are consistent with the restrictions on redeemability and active management in Rule 3a-7.

Ms. Katherine W. Hsu
September 26, 2013

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5041.

Sincerely,

/s/ Al B. Sawyers

Al B. Sawyers